

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via E-mail</u>
Mr. Robert Sands
Chief Executive Officer
Constellation Brands, Inc
207 High Point Drive
Building 100
Victor, New York 14564

      Re: **Constellation Brands, Inc**
              Form 10-K for Fiscal Year Ended
              February 29, 2012
              Filed April 30, 2012
              File No. 001-08495

Dear Mr. Sands:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining